Exhibit 99.1

XPENG Reports Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

•	The Company achieved a positive net profit of RMB0.38 billion in the fourth quarter of 2025, recorded a positive net profit for a single quarter for the first time.

•	Cash position[i] was RMB47.66 billion (US$6.81 billion) as of December 31, 2025

•	Quarterly total revenues were RMB22.25 billion, a 38.2% increase year-over-year

•	Quarterly gross margin was 21.3%, an increase of 6.9 percentage points over the same period of 2024

•	Quarterly vehicle margin was 13.0%, an increase of 3.0 percentage points over the same period of 2024

•	Full year vehicle deliveries reached 429,445, a 125.9% increase year-over-year

•	Full year revenues reached RMB76.72 billion, an 87.7% increase year-over-year

•	Full year gross margin was 18.9%, an increase of 4.6 percentage points year-over-year

GUANGZHOU, China, March 20, 2026 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global AI mobility technology company, today announced its unaudited financial results for the three months and fiscal year ended December 31, 2025.

Operational and Financial Highlights for the Three Months Ended December 31, 2025

	2025Q4	2025Q3	2025Q2	2025Q1	2024Q4	2024Q3
Total deliveries	116,249	116,007	103,181	94,008	91,507	46,533

•	Total deliveries of vehicles were 116,249 for the fourth quarter of 2025, representing an increase of 27.0% from 91,507 in the corresponding period of 2024.

•	XPENG’s physical sales network had a total of 721 stores, covering 255 cities as of December 31, 2025.

•	XPENG self-operated charging station network reached 3,159 stations, including 2,108 XPENG ultra-fast charging stations as of December 31, 2025.

•

Total revenues were RMB22.25 billion (US$3.18 billion) for the fourth quarter of 2025, representing an increase of 38.2% from the same period of 2024, and an increase of 9.2% from the third quarter of 2025.

•

Revenues from vehicle sales were RMB19.07 billion (US$2.73 billion) for the fourth quarter of 2025, representing an increase of 30.0% from the same period of 2024, and an increase of 5.6% from the third quarter of 2025.

•	Gross margin was 21.3% for the fourth quarter of 2025, compared with 14.4% for the same period of 2024 and 20.1% for the third quarter of 2025.

[i]

Cash position includes cash and cash equivalents, restricted cash, short-term investments and time deposits. Time deposits include restricted short-term deposits, short-term deposits, current portion and non-current portion of restricted long-term deposits, current portion and non-current portion of long-term deposits.

•

Vehicle margin, which is gross profit of vehicle sales as a percentage of vehicle sales revenue, was 13.0% for the fourth quarter of 2025, compared with 10.0% for the same period of 2024 and 13.1% for the third quarter of 2025.

•

Net profit was RMB0.38 billion (US$0.05 billion) for the fourth quarter of 2025, compared with a loss of RMB1.33 billion for the same period of 2024 and a loss of RMB0.38 billion for the third quarter of 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net profit was RMB0.51 billion (US$0.07 billion) for the fourth quarter of 2025, compared with a loss of RMB1.39 billion for the same period of 2024 and a loss of RMB0.15 billion for the third quarter of 2025.

•

Net profit attributable to ordinary shareholders of XPENG was RMB0.38 billion (US$0.05 billion) for the fourth quarter of 2025, compared a loss of with RMB1.33 billion for the same period of 2024 and a loss of RMB0.38 billion for the third quarter of 2025. Excluding share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, non-GAAP net profit attributable to ordinary shareholders of XPENG was RMB0.51 billion (US$0.07 billion) for the fourth quarter of 2025, compared with a loss of RMB1.39 billion for the same period of 2024 and a loss of RMB0.15 billion for the third quarter of 2025.

•

Basic and diluted net profit per American depositary share (ADS) were both RMB0.40 (US$0.06) and basic and diluted net profit per ordinary share were both RMB0.20 (US$0.03) for the fourth quarter of 2025. Each ADS represents two Class A ordinary shares.

•

Non-GAAP basic and diluted net profit per ADS were RMB0.53 (US$0.08) and RMB0.52 (US$0.07), respectively, and non-GAAP basic and diluted net profit per ordinary share were both RMB0.26 (US$0.04) for the fourth quarter of 2025.

•	Cash position was RMB47.66 billion (US$6.81 billion) as of December 31, 2025, compared with RMB41.96 billion as of December 31, 2024.

Key Financial Results

(in RMB billions, except for percentage)

	For the Three Months Ended			% Changeii
	December 31, 2025	September 30, 2025	December 31, 2024
				YoY		QoQ
Vehicle sales	19.07	18.05	14.67	30.0%		5.6%
Vehicle margin	13.0%	13.1%	10.0%	3.0pts		-0.1	pts
Total revenues	22.25	20.38	16.11	38.2%		9.2%
Gross profit	4.74	4.10	2.32	104.0%		15.5%
Gross margin	21.3%	20.1%	14.4%	6.9	pts	1.2	pts
Net profit (loss)	0.38	(0.38)	(1.33)	128.8%		200.6%
Non-GAAP net profit (loss)	0.51	(0.15)	(1.39)	136.3%		432.6%
Net profit (loss) attributable to ordinary shareholders	0.38	(0.38)	(1.33)	128.8%		200.6%
Non-GAAP net profit (loss) attributable to ordinary shareholders	0.51	(0.15)	(1.39)	136.3%		432.6%
Comprehensive profit (loss) attributable to ordinary shareholders	0.22	(0.50)	(0.90)	124.2%		143.1%

ii	Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented

Management Commentary

“In 2025, XPENG delivered a total of 429,445 vehicles, representing a 125.9% year-over-year increase. We continue to push the boundaries of Physical AI, accelerating the mass production and commercialization of product innovations as we expand our global footprint,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “I believe XPENG is at a historical inflection point for Physical AI applications. Our goal is not only to grow our global market share of AI-defined vehicles and bridge the gap from L2+ assisted driving to L4 autonomous driving, but also to bring our second-generation VLA model to international markets and achieve scale production of advanced humanoid robots.”

“In the fourth quarter of 2025, XPENG’s gross margin reached 21.3%, reaching a new record high, with net profit hitting RMB0.38 billion. By leveraging a business model driven by technological leadership, we have established a profitability path that sets us apart from traditional automakers,” added Dr. Hongdi Brian Gu, Vice Chairman and Co-President of XPENG. “Our cash on hand of RMB47.66 billion at 2025 year-end provides a solid foundation for our unwavering investment in Physical AI R&D.”

Recent Developments

Deliveries in January and February 2026

•	Total deliveries were 20,011 vehicles in January 2026.

•	Total deliveries were 15,256 vehicles in February 2026.

•	As of February 28, 2026, year-to-date total deliveries were 35,267 vehicles.

Deployment Progress and Technological breakthroughs of VLA 2.0 Intelligent Driving System

During XPENG’s “The Future” VLA Media Experience Day on March 2, 2026, the company unveiled the architecture and deployment plan for its VLA 2.0 intelligent driving system.

Unaudited Financial Results for the Three Months Ended December 31, 2025

Total revenues were RMB22.25 billion (US$3.18 billion) for the fourth quarter of 2025, representing an increase of 38.2% from RMB16.11 billion for the same period of 2024 and an increase of 9.2% from RMB20.38 billion for the third quarter of 2025.

Revenues from vehicle sales were RMB19.07 billion (US$2.73 billion) for the fourth quarter of 2025, representing an increase of 30.0% from RMB14.67 billion for the same period of 2024, and an increase of 5.6% from RMB18.05 billion for the third quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly attributable to higher deliveries.

Revenues from services and others were RMB3.18 billion (US$0.45 billion) for the fourth quarter of 2025, representing an increase of 121.9% from RMB1.43 billion for the same period of 2024 and an increase of 36.7% from RMB2.33 billion for the third quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily attributable to the increased revenues from (i) technical research and development services (“technical R&D services”) rendered to a car manufacturer (the “Manufacturer”) with the successful achievement of certain key milestones in the current quarter, under the agreement entered into with the Manufacturer; (ii) parts and accessories sales in line with higher accumulated vehicle sales; and (iii) carbon credit trading.

Cost of sales was RMB17.51 billion (US$2.50 billion) for the fourth quarter of 2025, representing an increase of 27.1% from RMB13.78 billion for the same period of 2024 and an increase of 7.6% from RMB16.28 billion for the third quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly in line with vehicle deliveries as described above.

Gross margin was 21.3% for the fourth quarter of 2025, compared with 14.4% for the same period of 2024 and 20.1% for the third quarter of 2025.

Vehicle margin was 13.0% for the fourth quarter of 2025, compared with 10.0% for the same period of 2024 and 13.1% for the third quarter of 2025. The year-over-year increase was primarily attributable to the ongoing cost reduction and improvement in product mix of models.

Services and others margin was 70.8% for the fourth quarter of 2025, compared with 59.6% for the same period of 2024 and 74.6% for the third quarter of 2025. The year-over-year increase was primarily attributable to the aforementioned revenue from technical R&D services, parts and accessories sales and carbon credit trading.

Research and development expenses were RMB2.87 billion (US$0.41 billion) for the fourth quarter of 2025, representing an increase of 43.2% from RMB2.01 billion for the same period of 2024 and an increase of 18.3% from RMB2.43 billion for the third quarter of 2025. The year-over-year and quarter-over-quarter increases were mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB2.79 billion (US$0.40 billion) for the fourth quarter of 2025, representing an increase of 22.7% from RMB2.28 billion for the same period of 2024 and an increase of 12.0% from RMB2.49 billion for the third quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily due to the higher commission to the franchised stores related to sales volume and the launch of new models. The year-over-year increase was further due to higher marketing and advertising expenses.

Other income, net was RMB0.84 billion (US$0.12 billion) for the fourth quarter of 2025, representing an increase of 327.5% from RMB0.20 billion for the same period of 2024 and an increase of 498.6% from RMB0.14 billion for the third quarter of 2025. The year-over-year and quarter-over-quarter increases were primarily due to the increase in receipt of government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration was gain of RMB0.04 billion (US$0.01 billion) for the fourth quarter of 2025, compared with gain of RMB0.20 billion for the same period of 2024 and loss of RMB0.07 billion for the third quarter of 2025. This non-cash gain (loss) resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB0.04 billion (US$0.01 billion) for the fourth quarter of 2025, compared with RMB1.56 billion for the same period of 2024 and RMB0.75 billion for the third quarter of 2025.

Non-GAAP profit from operations, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.08 billion (US$0.01 billion) for the fourth quarter of 2025, compared with a loss of RMB1.62 billion for the same period of 2024 and a loss of RMB0.52 billion for the third quarter of 2025.

Net profit was RMB0.38 billion (US$0.05 billion) for the fourth quarter of 2025, compared with a loss of RMB1.33 billion for the same period of 2024 and a loss of RMB0.38 billion for the third quarter of 2025.

Non-GAAP net profit, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.51 billion (US$0.07 billion) for the fourth quarter of 2025, compared with a loss of RMB1.39 billion for the same period of 2024 and a loss of RMB0.15 billion for the third quarter of 2025.

Net profit attributable to ordinary shareholders of XPENG was RMB0.38 billion (US$0.05 billion) for the fourth quarter of 2025, compared with a loss of RMB1.33 billion for the same period of 2024 and a loss of RMB0.38 billion for the third quarter of 2025.

Non-GAAP net profit attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.51 billion (US$0.07 billion) for the fourth quarter of 2025, compared with a loss of RMB1.39 billion for the same period of 2024 and a loss of RMB0.15 billion for the third quarter of 2025.

Basic and diluted net profit per ADS were both RMB0.40 (US$0.06) for the fourth quarter of 2025, compared with RMB1.40 basic and diluted net loss per ADS for the fourth quarter of 2024 and RMB0.40 basic and diluted net loss per ADS for the third quarter of 2025.

Non-GAAP basic and diluted net profit per ADS were RMB0.53 (US$0.08) and RMB0.52 (US$0.07) for the fourth quarter of 2025, respectively, compared with RMB1.47 non-GAAP basic and diluted net loss per ADS for the fourth quarter of 2024 and RMB0.16 non-GAAP basic and diluted net loss per ADS for the third quarter of 2025.

Balance Sheets

As of December 31, 2025, the Company had cash position of RMB47.66 billion (US$6.81 billion), compared with RMB41.96 billion as of December 31, 2024 and RMB48.33 billion as of September 30, 2025.

Unaudited Financial Results for the Fiscal Year Ended December 31, 2025

Total revenues were RMB76.72 billion (US$10.97 billion) for fiscal year of 2025, representing an increase of 87.7% from RMB40.87 billion for the prior year.

Revenues from vehicle sales were RMB68.38 billion (US$9.78 billion) for fiscal year of 2025, representing an increase of 90.8% from RMB35.83 billion for the prior year. The year-over-year increase was mainly attributable to higher deliveries.

Revenues from services and others were RMB8.34 billion (US$1.19 billion) for fiscal year of 2025, representing an increase of 65.6% from RMB5.04 billion for the prior year. The year-over-year increase was primarily attributable to the increased revenues from (i) technical R&D services rendered to the Manufacturer with the successful achievement of certain key milestones in the current period, under the agreement entered into with the Manufacturer; (ii) parts and accessories sales in line with higher accumulated vehicle sales; and (iii) carbon credit trading.

Cost of sales was RMB62.25 billion (US$8.9 billion) for fiscal year of 2025, representing an increase of 77.7% from RMB35.02 billion for the prior year. The year-over-year increase was mainly in line with vehicle deliveries as described above.

Gross margin was 18.9% for fiscal year of 2025, compared with 14.3% for the prior year.

Vehicle margin was 12.8% for fiscal year of 2025, compared with 8.3% for the prior year. The year-over-year increase was primarily attributable to the ongoing cost reduction and improvement in product mix of models.

Services and others margin was 68.2% for fiscal year of 2025, compared with 57.2% for the prior year. The year-over-year increase was primarily attributable to the aforementioned revenue from technical R&D services, parts and accessories sales and carbon credit trading.

Research and development expenses were RMB9.49 billion (US$1.36 billion) for fiscal year of 2025, representing an increase of 47.0% from RMB6.46 billion for the prior year. The year-over-year increase was mainly due to higher expenses related to the development of new vehicle models and technologies as the Company expanded its product portfolio to support future growth.

Selling, general and administrative expenses were RMB9.40 billion (US$1.34 billion) for fiscal year of 2025, representing an increase of 36.8% from RMB6.87 billion for the prior year. The year-over-year increase was primarily due to the higher commission to the franchised stores driven by higher sales volume, higher marketing and advertising expenses and higher employee compensation as a result of the growth in number of employees.

Other income, net was RMB1.76 billion (US$0.25 billion) for fiscal year of 2025, representing an increase of 198.9% from RMB0.59 billion for the prior year. The year-over-year increase was primarily due to the increase in receipt of government subsidies.

Fair value gain (loss) on derivative liability relating to the contingent consideration was loss of RMB0.12 billion (US$0.02 billion) for fiscal year of 2025, compared with gain of RMB0.23 billion for the prior year. This non-cash gain (loss) resulted from the fair value change of the contingent consideration related to the acquisition of DiDi Global Inc. (“DiDi”)’s smart auto business.

Loss from operations was RMB2.77 billion (US$0.40 billion) for fiscal year of 2025, compared with RMB6.66 billion for the prior year.

Non-GAAP loss from operations, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB2.09 billion (US$0.30 billion) for fiscal year of 2025, compared with RMB6.42 billion for the prior year.

Net loss was RMB1.14 billion (US$0.16 billion) for fiscal year of 2025, compared with RMB5.79 billion for the prior year.

Non-GAAP net loss, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.46 billion (US$0.07 billion) for fiscal year of 2025, compared with RMB5.55 billion for the prior year.

Net loss attributable to ordinary shareholders of XPENG was RMB1.14 billion (US$0.16 billion) for fiscal year of 2025, compared with RMB5.79 billion for the prior year.

Non-GAAP net loss attributable to ordinary shareholders of XPENG, which excludes share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, was RMB0.46 billion (US$0.07 billion) for fiscal year of 2025, compared with RMB5.55 billion for the prior year.

Basic and diluted net loss per ADS were both RMB1.20 (US$0.17) for fiscal year of 2025, compared with RMB6.12 for the prior year.

Non-GAAP basic and diluted net loss per ADS were both RMB0.48 (US$0.07) for fiscal year of 2025, compared with RMB5.87 for the prior year.

Business Outlook

For the first quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 61,000 and 66,000, representing a year-over-year decrease of approximately 29.79% to 35.11%.

•	Total revenues to be between RMB12.20 billion and RMB13.28 billion, representing a year-over-year decrease of approximately 16.01% to 22.84%.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 20, 2026 (8:00 PM Beijing/Hong Kong Time on March 20, 2026).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration process and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	XPENG Fourth Quarter and Fiscal Year 2025 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10052981-bng765.html

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.xiaopeng.com.

A replay of the conference call will be accessible approximately an hour after the conclusion of the call until March 27, 2026, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay Access Code:	10052981

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP (loss) profit from operations, non-GAAP net (loss) profit, non-GAAP net (loss) profit attributable to ordinary shareholders, non-GAAP basic (loss) profit per weighted average number of ordinary shares and non-GAAP basic (loss) profit per ADS, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and fair value (gain) loss on derivative liability relating to the contingent consideration, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net (loss) profit or other consolidated statements of comprehensive (loss) profit data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth in this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.9931 to US$1.00, the exchange rate on December 31, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For Investor Enquiries

IR Department

XPeng Inc.

E-mail: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1-212-481-2050 or +86-10-6508-0677

E-mail: xpeng@tpg-ir.com

For Media Enquiries

PR Department

XPeng Inc.

E-mail: pr@xiaopeng.com

Source: XPeng Inc.

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31
	2024 RMB	2025 RMB	2025 US$
ASSETS
Current assets
Cash and cash equivalents	18,586,274	17,329,612	2,478,102
Restricted cash	3,153,390	6,071,491	868,212
Short-term deposits	12,931,757	11,388,834	1,628,582
Restricted short-term deposits	110,699	296,277	42,367
Short-term investments	751,290	3,217,293	460,067
Long-term deposits, current portion	452,326	3,020,317	431,900
Restricted long-term deposits, current portion	—	600,472	85,866
Accounts and notes receivable, net	2,449,629	1,996,917	285,555
Installment payment receivables, net, current portion	2,558,756	3,553,054	508,080
Inventory	5,562,922	10,380,668	1,484,416
Amounts due from related parties	43,714	102,219	14,617
Prepayments and other current assets	3,135,312	5,296,673	757,415

Total current assets	49,736,069	63,253,827	9,045,179

Non-current assets
Long-term deposits	4,489,036	4,263,542	609,678
Restricted long-term deposits	1,487,688	1,468,708	210,022
Property, plant and equipment, net	11,521,863	13,527,237	1,934,369
Right-of-use assets, net	1,261,663	3,730,921	533,515
Intangible assets, net	4,610,469	4,253,168	608,195
Land use rights, net	2,744,424	3,216,526	459,957
Installment payment receivables, net	4,448,416	6,496,020	928,919
Long-term investments	1,963,194	2,523,037	360,789
Other non-current assets	443,283	429,644	61,438

Total non-current assets	32,970,036	39,908,803	5,706,882

Total assets	82,706,105	103,162,630	14,752,061

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	As of December 31
	2024 RMB	2025 RMB	2025 US$
LIABILITIES
Current liabilities
Short-term borrowings	4,609,123	4,282,000	612,318
Accounts payable	15,181,585	18,001,675	2,574,205
Notes payable	7,898,896	19,161,724	2,740,090
Amounts due to related parties	9,364	1,064	152
Income taxes payable	14,514	44,682	6,389
Derivative liability	—	281,009	40,184
Operating lease liabilities, current portion	324,496	445,901	63,763
Finance lease liabilities, current portion	41,940	55,581	7,948
Deferred revenue, current portion	1,275,716	1,463,065	209,216
Long-term borrowings, current portion	1,858,613	1,837,950	262,823
Accruals and other liabilities	8,650,636	12,538,698	1,793,010

Total current liabilities	39,864,883	58,113,349	8,310,098

Non-current liabilities
Long-term borrowings	5,664,518	6,588,865	942,195
Operating lease liabilities	1,345,852	4,246,599	607,256
Finance lease liabilities	777,697	740,576	105,901
Deferred revenue	822,719	1,206,014	172,458
Derivative liability	167,940	—	—
Deferred tax liabilities	341,932	330,353	47,240
Other non-current liabilities	2,445,776	1,568,284	224,262

Total non-current liabilities	11,566,434	14,680,691	2,099,312

Total liabilities	51,431,317	72,794,040	10,409,410

SHAREHOLDERS’ EQUITY
Class A Ordinary shares	104	105	15
Class B Ordinary shares	21	21	3
Additional paid-in capital	70,671,685	71,236,011	10,186,614
Statutory and other reserves	95,019	137,720	19,694
Accumulated deficit	(41,585,549)	(42,767,710)	(6,115,701)
Accumulated other comprehensive income	2,093,508	1,762,443	252,026

Total shareholders’ equity	31,274,788	30,368,590	4,342,651

Total liabilities and shareholders’ equity	82,706,105	103,162,630	14,752,061

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT/(LOSS)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Revenues
Vehicle sales	14,671,128	18,053,752	19,072,174	2,727,285
Services and others	1,433,968	2,327,198	3,181,585	454,961

Total revenues	16,105,096	20,380,950	22,253,759	3,182,246

Cost of sales
Vehicle sales	(13,200,594)	(15,686,646)	(16,583,754)	(2,371,445)
Services and others	(579,725)	(590,051)	(928,199)	(132,731)

Total cost of sales	(13,780,319)	(16,276,697)	(17,511,953)	(2,504,176)

Gross profit	2,324,777	4,104,253	4,741,806	678,070

Operating expenses
Research and development expenses	(2,006,463)	(2,428,863)	(2,874,248)	(411,012)
Selling, general and administrative expenses	(2,275,400)	(2,492,897)	(2,792,254)	(399,287)
Other income, net	196,436	140,283	839,694	120,075
Fair value gain (loss) on derivative liability relating to the contingent consideration	204,637	(73,824)	40,744	5,826

Total operating expenses, net	(3,880,790)	(4,855,301)	(4,786,064)	(684,398)

Loss from operations	(1,556,013)	(751,048)	(44,258)	(6,328)

Interest income	301,177	300,840	262,919	37,597
Interest expense	(94,001)	(99,350)	(76,485)	(10,937)
Investment gain on long-term investments	10,069	131,115	265,364	37,947
Exchange (loss) gain from foreign currency transactions	(104,994)	25,860	(12,994)	(1,858)
Other non-operating income (expenses), net	94,093	(1,113)	22,173	3,171

(Loss) profit before income tax benefit (expenses) and share of results of equity method investees	(1,349,669)	(393,696)	416,719	59,592

Income tax benefit (expenses)	44,092	7,113	(22,128)	(3,164)
Share of results of equity method investees	(24,396)	5,715	(11,383)	(1,628)

Net (loss) profit	(1,329,973)	(380,868)	383,208	54,800

Net (loss) profit attributable to ordinary shareholders of XPeng Inc.	(1,329,973)	(380,868)	383,208	54,800

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE PROFIT/(LOSS) (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Net (loss) profit	(1,329,973)	(380,868)	383,208	54,800
Other comprehensive profit (loss)
Foreign currency translation adjustment, net of tax	433,820	(122,747)	(166,194)	(23,765)

Total comprehensive (loss) profit attributable to XPeng Inc.	(896,153)	(503,615)	217,014	31,035

Comprehensive (loss) profit attributable to ordinary shareholders of XPeng Inc.	(896,153)	(503,615)	217,014	31,035

Weighted average number of ordinary shares used in computing net (loss) profit per ordinary share
Basic	1,898,086,802	1,905,381,418	1,908,651,262	1,908,651,262
Diluted	1,898,086,802	1,905,381,418	1,934,719,272	1,934,719,272

Net (loss) profit per ordinary share attributable to ordinary shareholders
Basic	(0.70)	(0.20)	0.20	0.03
Diluted	(0.70)	(0.20)	0.20	0.03
Weighted average number of ADS used in computing net (loss) profit per share
Basic	949,043,401	952,690,709	954,325,631	954,325,631
Diluted	949,043,401	952,690,709	967,359,636	967,359,636
Net (loss) profit per ADS attributable to ordinary shareholders
Basic	(1.40)	(0.40)	0.40	0.06
Diluted	(1.40)	(0.40)	0.40	0.06

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Loss from operations	(1,556,013)	(751,048)	(44,258)	(6,328)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(204,637)	73,824	(40,744)	(5,826)
Share-based compensation expenses	143,675	155,195	162,629	23,256

Non-GAAP (loss) profit from operations	(1,616,975)	(522,029)	77,627	11,102

Net (loss) profit	(1,329,973)	(380,868)	383,208	54,800
Fair value (gain) loss on derivative liability relating to the contingent consideration	(204,637)	73,824	(40,744)	(5,826)
Share-based compensation expenses	143,675	155,195	162,629	23,256

Non-GAAP net (loss) profit	(1,390,935)	(151,849)	505,093	72,230

Net (loss) profit attributable to ordinary shareholders	(1,329,973)	(380,868)	383,208	54,800
Fair value (gain) loss on derivative liability relating to the contingent consideration	(204,637)	73,824	(40,744)	(5,826)
Share-based compensation expenses	143,675	155,195	162,629	23,256

Non-GAAP net (loss) profit attributable to ordinary shareholders of XPeng Inc.	(1,390,935)	(151,849)	505,093	72,230

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	Three Months Ended
	December 31,	September 30,	December 31,	December 31,
	2024	2025	2025	2025
	RMB	RMB	RMB	US$
Weighted average number of ordinary shares used in calculating Non-GAAP net (loss) profit per share
Basic	1,898,086,802	1,905,381,418	1,908,651,262	1,908,651,262
Diluted	1,898,086,802	1,905,381,418	1,934,719,272	1,934,719,272
Non-GAAP net (loss) profit per ordinary share
Basic	(0.73)	(0.08)	0.26	0.04
Diluted	(0.73)	(0.08)	0.26	0.04
Weighted average number of ADS used in calculating Non-GAAP net (loss) profit per share
Basic	949,043,401	952,690,709	954,325,631	954,325,631
Diluted	949,043,401	952,690,709	967,359,636	967,359,636
Non-GAAP net (loss) profit per ADS
Basic	(1.47)	(0.16)	0.53	0.08
Diluted	(1.47)	(0.16)	0.52	0.07

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2024	2025	2025
	RMB	RMB	US$
Revenues
Vehicle sales	35,829,402	68,378,920	9,778,056
Services and others	5,036,907	8,340,822	1,192,722

Total revenues	40,866,309	76,719,742	10,970,778

Cost of sales
Vehicle sales	(32,866,163)	(59,598,391)	(8,522,457)
Services and others	(2,154,378)	(2,648,432)	(378,721)

Total cost of sales	(35,020,541)	(62,246,823)	(8,901,178)

Gross profit	5,845,768	14,472,919	2,069,600

Operating expenses
Research and development expenses	(6,456,734)	(9,489,979)	(1,357,049)
Selling, general and administrative expenses	(6,870,644)	(9,398,456)	(1,343,961)
Other income, net	589,227	1,761,419	251,880
Fair value gain (loss) on derivative liability relating to the contingent consideration	234,245	(117,305)	(16,774)

Total operating expenses, net	(12,503,906)	(17,244,321)	(2,465,904)

Loss from operations	(6,658,138)	(2,771,402)	(396,304)

Interest income	1,374,525	1,163,210	166,337
Interest expense	(343,982)	(379,931)	(54,329)
Investment (loss) gain on long-term investments	(261,991)	500,533	71,575
Exchange (loss) gain from foreign currency transactions	(49,543)	285,998	40,897
Other non-operating income, net	108,154	44,789	6,405

Loss before income tax benefit (expenses) and share of results of equity method investees	(5,830,975)	(1,156,803)	(165,419)

Income tax benefit (expenses)	69,780	(13,585)	(1,943)
Share of results of equity method investees	(29,069)	30,928	4,423

Net loss	(5,790,264)	(1,139,460)	(162,939)

Net loss attributable to ordinary shareholders of XPeng Inc.	(5,790,264)	(1,139,460)	(162,939)

XPENG INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (CONTINUED)

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2024	2025	2025
	RMB	RMB	US$
Net loss	(5,790,264)	(1,139,460)	(162,939)
Other comprehensive income
Foreign currency translation adjustment, net of tax	262,870	(331,065)	(47,342)

Total comprehensive loss attributable to XPeng Inc.	(5,527,394)	(1,470,525)	(210,281)

Comprehensive loss attributable to ordinary shareholders of XPeng Inc.	(5,527,394)	(1,470,525)	(210,281)

Weighted average number of ordinary shares used in computing net loss per ordinary share
Basic and diluted	1,891,357,212	1,903,989,310	1,903,989,310
Net loss per ordinary share attributable to ordinary shareholders
Basic and diluted	(3.06)	(0.60)	(0.09)
Weighted average number of ADS used in computing net loss per share
Basic and diluted	945,678,606	951,994,655	951,994,655
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(6.12)	(1.20)	(0.17)

XPENG INC.

UNAUDITED RECONCILIATIONS OF GAAP AND

NON-GAAP RESULTS

(All amounts in thousands, except for ADS/ordinary share and per ADS/ordinary share data)

	For the Year Ended December 31
	2024	2025	2025
	RMB	RMB	US$
Loss from operations	(6,658,138)	(2,771,402)	(396,304)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(234,245)	117,305	16,774
Share-based compensation expenses	473,655	564,327	80,698

Non-GAAP loss from operations	(6,418,728)	(2,089,770)	(298,832)

Net loss	(5,790,264)	(1,139,460)	(162,939)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(234,245)	117,305	16,774
Share-based compensation expenses	473,655	564,327	80,698

Non-GAAP net loss	(5,550,854)	(457,828)	(65,467)

Net loss attributable to ordinary shareholders	(5,790,264)	(1,139,460)	(162,939)
Fair value (gain) loss on derivative liability relating to the contingent consideration	(234,245)	117,305	16,774
Share-based compensation expenses	473,655	564,327	80,698

Non-GAAP net loss attributable to ordinary shareholders of XPeng Inc.	(5,550,854)	(457,828)	(65,467)

Weighted average number of ordinary shares used in calculating Non-GAAP net loss per share
Basic and diluted	1,891,357,212	1,903,989,310	1,903,989,310
Non-GAAP net loss per ordinary share
Basic and diluted	(2.93)	(0.24)	(0.03)
Weighted average number of ADS used in calculating Non-GAAP net loss per share
Basic and diluted	945,678,606	951,994,655	951,994,655
Non-GAAP net loss per ADS
Basic and diluted	(5.87)	(0.48)	(0.07)